Item 77I - DWS Large Company Growth
Fund (a series of DWS Investment Trust)

Effective July 14, 2006, the Class AARP shares of the Fund converted into the Class S shares of the Fund. Upon the conversion of Class AARP shares they were no longer offered.

The advisor agreed to implement expense caps so as to ensure that shareholders of the combined classes will not pay higher expenses as a result of the share class conversions through September 30, 2007.

The characteristics and features of Class AARP and Class S shares are similar, except as noted below.

Class S shares generally have an initial investment minimum of $2,500 ($1,000 for IRAs). Class S shares also have an investment minimum of $50 for additional investments and for exchanges between existing accounts. Please see the fund's prospectus for additional information. Class S shares are generally only available to new investors through fee-based programs of broker-dealers and registered investment advisors who typically charge ongoing fees for services they provide and through certain group retirement plans.
Eligibility requirements for purchasing Class S shares are different from those for purchasing
Class AARP shares.


Effective November 17, 2006, Class R shares of the fund converted into the Class A shares of the fund. The conversion was not a taxable event for shareholders.

The advisor has agreed to implement expense caps so as to ensure that shareholders of the combined classes will not pay higher expenses as a result of the share class conversions through September 30, 2007. The characteristics and features of Class R and Class A shares are similar, except as noted below. Class A shares are sold subject to an initial sales charge that declines with the amount invested, and in some cases a contingent deferred sales charge. These sales charges will not apply to Class A shares received in connection with the conversion.
After the conversion, these sales charges also will be waived with respect to additional purchases by qualified plans holding Class R shares as of the conversion date.

Class A shares generally have an initial and ongoing investment minimum of $1,000 ($500 for IRAs). Please see the fund's prospectus for additional information about each share class.


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